MEMORANDUM OF RESPONSES
SHEER VENTURES, INC.
SCHEDULE 14F-1 FILED MAY 26, 2005
FILE NO. 005-80767

1. In response to the Staff's comment, the Company is filing an Amendment to Form 8-K to include the stock purchase agreement and stock exchange agreement as exhibits.

2. In response to the Staff's comment, we have revised disclosure in Schedule 14F regarding the stock purchase and exchange transactions as follow:

On May 16, 2005, D.B. Management Ltd., a corporation (the "Seller") owned and controlled by Doug Berry, the president of Sheer Ventures Inc. (the "Company") and owner of 2,000,000 shares of the Company's common stock, entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Caroline Emma Thomson, Daniel Stephen Gaunt, Christopher Ian Harvey, Benjamin Vernon Weller, Julian David Mark Lane, and Philipp Buschmann (collectively referred to herein as the "Purchasers") wherein the Purchasers acquired 1,940,000 shares of common stock from the Seller. At the time of closing, the purchasers paid $0.10 per share for a total purchase price of $194,000. This was a private transaction with six (6) investors. The Stock Purchase Agreement contained representations and warranties which are customary in this type of transaction.

On May 16, 2005, the Company entered a Stock Exchange Agreement (the " Stock Exchange Agreement") with the shareholders of Ignis Petroleum Corporation, a Nevada corporation ("Ignis") whereby the Company agreed to exchange 1,600,000 shares of its newly issued restricted common stock in exchange for 1,600,000 shares of common stock of Ignis. The 1,600,000 shares of Ignis constitute all of the issued and outstanding shares of Ignis. As a result of this transaction, Ignis became a wholly owned subsidiary of the Company. Ignis is engaged in the business of oil and gas exploration, development and production. This was a private transaction with six (6) investors. The Stock Exchange Agreement contained representations and warranties which are customary in this type of transaction.

A change of control occurred in connection with these transactions as a result of a change in the composition of the Board of Directors. Upon amendment to the Company's Bylaws, the Board of Directors was increased from one Director (Doug Berry) to add two additional Directors (Philipp Buschmann and Michael P. Piazza). Additionally, with the issuance of an additional 1,600,000 shares of common stock in connection with the Stock Exchange Agreement, the Company's total outstanding common stock totaled 6,800,000. Therefore, ownership of 52% of the total outstanding common stock was transferred as a result of the Stock Exchange Agreement and Stock Purchase Agreement.

3. In response to the Staff's comment, we have added the address of each shareholder listed in the table in paragraph 3 as required by Item 403 of Regulation S-B to Item 3 of Schedule 14F.

4. In response to the Staff's comment, we have added disclosure regarding legal proceedings required by Item 401(d) of Regulation S-B to Paragraph 6 of Schedule 14F . We have also added disclosure regarding the disclosure of procedures related to the communication process with the Board of Directors as required by Item 7(h) of Schedule 14A to Paragraph 6 of Schedule 14F.

5. In response to the Staff's comment, we have added the ages of each director and executive officer as required by Item 401(a) of Regulation S-B to Paragraph 5 of Schedule 14F.

6. In response to the Staff's comment, we have revised our disclosure in response to Paragraph 9 of Schedule 14F to address the last two years as required by Item 404(a) of Regulation S-B.

7. In response to the Staff's comment, we have revised our disclosure in response to Paragraph 12 of Schedule 14F to describe the amendments to the Company' s Bylaws.

The undersigned acknowledge that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 14F;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing of the Schedule 14F; and

-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: June 17, 2005

SHEER VENTURES, INC.

/s/ Mike P. Piazza
Mike P. Piazza
President, CEO, CFO, Treasurer and Director

/s/ Philipp Buschmann
Philipp Buschmann
Chief Operating Officer, Secretary and Director

/s/ Doug Berry
Doug Berry
Director